UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of October, 2009

[Missing Graphic Reference]

Given Imaging Ltd.
(Translation of Registrant’s name into English)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
(Address of Principal Executive Offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                                No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

EXPLANATORY NOTE

On October 26, 2009, Given Imaging Ltd. issued two press releases regarding new capsule endoscopy studies presented at the 2009 meeting of the American College of Gastroenterology (ACG).  Copies of these press releases is attached to this Form 6-K as Exhibits 99.1 and 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date: October 26, 2009	By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: General Counsel & CorporateSecretary

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated October 26, 2009, entitled “Pilot Study Shows PillCam® ESO Leads to Quicker Classification and Treatment of High-Risk Esophageal Bleeding Patients in Emergency Room”

99.2	Press release dated October 26, 2009, entitled “New Studies Suggest PillCam® SB Has Positive Impact on Healthcare Outcomes & Costs in Patients with Occult GI Bleeding”